Exhibit 1

MIND CTI Reports Third Quarter 2019 Results

Yoqneam, Israel, November 12, 2019 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2019.

The following will summarize our major achievements in the third quarter of 2019, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2019 Financial Highlights

●	Revenues were $6.1 million, compared to $4.6 million in the third quarter of 2018, with the increase attributed to the acquisition of Message Mobile GmbH in March 2019, which generated revenues of approximately $2.0 million during the quarter.

●	Operating income was $1.3 million, compared to $1.3 million in the third quarter of 2018.

●	Net income was $1.2 million, or $0.06 per share, compared to $1.4 million, or $0.07 per share in the third quarter of 2018.

●	Cash flow from operating activities was $2.0 million, compared to $1.6 million in the second quarter of 2019. The strong cash flow is attributable to large payments received upon completion of final project milestones.

●	Two new small wins.

●	Cash position was $14.0 million as of September 30, 2019.

Nine Months Financial Highlights

●	Revenues were $16.6 million, compared to $13.7 million in the first nine months of 2018, with the increase attributed to the acquisition of Message Mobile GmbH in March 2019, which generated revenues of approximately $4.0 million during the last two quarters.

●	Operating income was $3.8 million, or 23% of total revenues, compared to $3.9 million, or 28% of total revenues in the first nine months of 2018, with the decrease in operating income margin primarily reflecting the lower margins in the acquired business.

●	Net income was $3.7 million, or $0.19 per share, compared to $3.7 million, or $0.19 per share in the first nine months of 2018.

●	Cash flow from operating activities in the first nine months of 2019 was $5.4 million, compared to $3.9 million in the first nine months of 2018.

As of September 30, 2019, we had 220 employees, similar to September 30, 2018 and compared to 229 as of June 30, 2019.

Monica Iancu, MIND CTI CEO, commented: “Our telecom markets remain challenging with carriers consolidation, multiple small providers disappearance and continuously decreasing budgets, as described at length in previous press releases. While we succeeded to secure new wins, they are small in size and as we expected, they are structured as SaaS, with low down payments for deployment services but multi-year commitments. We are excited with the new partnership described below, as we believe that small U.S. rural carriers providing fixed wireless broadband or any other services, need one convergent platform that helps them manage their business efficiently with fully automated processes.

“In the messaging field, we focus on the integration of the two companies we acquired in Germany and continue to examine the potential growth in this area, including through additional acquisitions. As mentioned in the past, given our strong cash position and our experienced organization, we believe that we have the required resources to respond to market needs, continue to invest in our core business, bringing permanent value to existing customers and maintaining up-to-date technology and at the same time focus on targeting potential acquisitions that could benefit the company’s growth.”

Revenue Distribution for Q3 2019

Revenues in the Americas represented 45%, revenues in Europe represented 46% (including the Message Mobile revenues in Germany that represented 34%) and revenues in the rest of the world represented 9% of our total revenues.

Revenues from customer care and billing software totaled $3.4 million, or 56% of total revenues, revenues from enterprise messaging and payment solutions were $2.0 million, or 33% of total revenues, and revenues from enterprise call accounting software totaled $0.7 million, or 11% of our total revenues.

Revenues from licenses were $0.7 million, or 11.5% of total revenues, while revenues from maintenance and additional services were $5.4 million, or 88.5% of our total revenues.

New Wins

One new win is with Defiance Holdings (an Ohio limited liability company) to support their four carriers, including a CLEC, (QualStar Communications, Inc.), with a competitive local phone service, a full-service fixed wireless Internet Service Provider (MetaLINK Technologies, Inc.) and an affiliated LEC (Ayersville Telephone Co.) providing residential, business, DSL and FTTH lines. Each of these carriers provide different services, including fixed wireless broadband, phone and Internet services, fiber transport, co-location, web hosting and hosted phone services. They will all be supported within MIND’s multi-tenant platform.

In addition to providing billing and customer care software to Defiance Holdings, MIND has partnered with Defiance Holdings to support additional communication service providers on the multi-tenant billing and customer care platform. New carriers can be onboarded within 60 days and achieve the benefits of MIND’s full automation of business processes, reach a 360-degree customer view and improve time to market for new marketing initiatives.

Another new small win is with a telecommunication service provider in the Caribbean Islands. Established in 1976, this government-owned organization provides a variety of telecommunication products and services to its local clients. This company selected MIND to provide a convergent Billing and Customer Care solution for its residential and business customers.

Update on Acquisitions

As previously announced, we believe that messaging needs are expanding worldwide, be it in traditional text (SMS) or in instant messaging and we continue targeting potential acquisitions that could benefit the company’s growth.

Following our first acquisition in messaging in March 2019 in Germany, we decided to focus in the next few quarters on the integration of Message Mobile as well as on exploring growth through consolidation with additional targets, resulting in our acquisition of GTX GmbH in the third quarter of 2019.

GTX offers global SMS services for B-2-B customers, providing business partners a robust and easy-to-use system to send SMS to end-users at the best possible quality and attractive pricing, acting as a one-stop-platform for clients aiming to extend their messaging activities on different channels, e.g. WhatsApp, Chatbot on Messenger and Rich Communication Services (RCS).

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risk that the acquisition will not succeed in achieving its intended goals due to competitive, personnel, technological or other integration issues and the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2019	2018	2019	2018
	Unaudited
	U.S. dollars in thousands (except per share data)

Revenues	$6,127	$4,580	$16,632	$13,677
Cost of revenues	3,005	1,565	7,405	4,858
Gross profit	3,122	3,015	9,227	8,819
Research and development expenses	1,060	1,089	3,050	2,799
Selling and marketing expenses	320	290	868	1,015
General and administrative expenses	435	314	1,482	1,131
Operating income	1,307	1,322	3,827	3,874
Financial income - net	-	161	274	145
Income before taxes on income	1,307	1,483	4,101	4,019
Taxes on income	113	111	366	325
Net income	$1,194	$1,372	$3,735	$3,694

Earnings per share - basic and diluted	$0.06	$0.07	$0.19	$0.19

Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,821	19,344	19,707	19,333
Diluted	20,024	19,348	19,975	19,617

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$4,671	$2,739
Short-term bank deposits	7,120	8,714
Marketable securities	2,104	4,352
Accounts receivable, net:
Trade	3,711	2,130
Other	381	560
Prepaid expenses	316	209
Inventory	4	4
Total current assets	18,307	18,708

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	129	105
Long-term bank deposits		98
Severance pay fund	1,641	1,439
Deferred income taxes	34	34
RIGHT-OF-USE ASSETS, net of accumulated depreciation	730	-
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	170	164
GOODWILL	8,618	5,430
Total assets	$29,629	$25,978

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$2,201	$147
Others	1,958	1,501
Current maturities of lease liabilities	250	-
Deferred revenues	2,375	1,788
Total current liabilities	6,784	3,436

LONG-TERM LIABILITIES:
Deferred revenues	100	43
Lease liabilities, net of current maturities	463	-
Employees’ rights upon retirement	1,753	1,517
Total liabilities	9,100	4,996

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,551	26,404
Accumulated other comprehensive loss	(908)	(877)
Treasury shares	(758)	(1,515)
Accumulated deficit	(4,410)	(3,084)
Total shareholders’ equity	20,529	20,982
Total liabilities and shareholders’ equity	$29,629	$25,978

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2019	2018	2019	2018
	Unaudited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,194	$1,372	$3,735	$3,694
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42	22	90	66
Accrued severance pay	93	81	236	74
Deferred income taxes, net	-	-	-	(1)
Financial income from available-for-sale securities	(5)	-	(24)	-
Unrealized loss )gain( on marketable securities, net	(13)	(2)	(91)	33
Employees share-based compensation expenses	53	50	147	151
Financial expenses in respect of lease liabilities	84	-	69	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	164	(165)	113	191
Other	207	212	374	341
Decrease (increase) in prepaid expenses	14	80	(107)	(105)
Increase (decrease) in accounts payable and accruals:
Trade	(52)	(48)	344	(11)
Other	264	227	(61)	747
Change in operating lease liability	(21)	-	(17)	-
Increase (decrease) in deferred revenues	(4)	(259)	633	(1,331)
Net cash provided by operating activities	2,020	1,570	5,441	3,849

Cash flows from investing activities:
Purchase of property and equipment	(14)	(11)	(26)	(45)
Severance pay funds	(89)	(81)	(202)	(60)
Proceeds from marketable securities	224	256	2,437	944
Acquisition of a subsidiary	(95)		(2,310)
Proceeds from (investment in) short-term bank deposits	(841)	(4,060)	1,594	(2035)
Net cash provided by (used in) investing activities	(815)	3,896	1,493	(1,196)
Cash flows from financing activities:
Employee stock options exercised and paid	-	-	-	39
Dividend paid	-	-	(5,061)	(5,799)
Net cash used in financing activities	-	-	(5,061)	(5,760)
Increase (decrease) in cash and cash equivalents	1,205	(2,326)	1,873	(3,107)
Translation adjustments on cash and cash equivalents	(5)	-	(5)	-
Balance of cash and cash equivalents at beginning of period	3,471	4,233	*2,803	5,014
Balance of cash and cash equivalents at end of period	$4,671	$1,907	$4,671	$1,907

* Includes $2,739 cash and cash equivalents and $64 restricted cash that were presented in other receivables.